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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                     AVIRON
                           (Name of Subject Company)

                                     AVIRON
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   0537 62100
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                 C. BOYD CLARKE
                PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN
                                     AVIRON
                           297 NORTH BERNARDO AVENUE
                        MOUNTAIN VIEW, CALIFORNIA 94043
                                 (650) 919-6500
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                            ------------------------

                                WITH COPIES TO:

            PETER F. KERMAN, ESQ.                        FREDRICK W. KANNER, ESQ.
              LATHAM & WATKINS                            RICHARD D. PRITZ, ESQ.
           135 COMMONWEALTH DRIVE                          DEWEY BALLANTINE LLP
            MENLO PARK, CA 94025                        1301 AVENUE OF THE AMERICAS
               (650) 328-4600                               NEW YORK, NY 10019
                                                              (212) 259-8000

                            ------------------------

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION.

    The name of the subject company to which this solicitation/recommendation statement (this "Statement") on Schedule 14D-9 relates, is Aviron ("Aviron," "we," "us," "our" or the "company"). We were incorporated in California in 1992 and reincorporated in Delaware in November 1996. Our principal executive offices are located at 297 North Bernardo Avenue, Mountain View, California 94043, and our telephone number is (650) 919-6500.

    This Statement relates to our common stock, par value $0.001 per share. As of November 28, 2001 there were 31,173,975 shares of our common stock issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

    Our name, business address and business telephone number are set forth in
Item 1 above. We are the person filing this Statement.

    This Statement relates to the offer by MedImmune, Inc., a Delaware corporation, through its wholly-owned subsidiary, Apple Merger Corp., also a Delaware corporation ("Merger Corp"), disclosed in a tender offer statement on Schedule TO (the "Schedule TO"), dated December 10, 2001, to exchange 1.075 shares (the "Exchange Ratio") of common stock, par value $0.01 per share, of MedImmune (and associated rights to purchase Series B Junior Preferred Stock, par value $0.01 per share) for each outstanding share of our common stock (and any associated share purchase rights). MedImmune's exchange offer is subject to the terms and conditions set forth in the preliminary prospectus contained in the registration statement on Form S-4 filed by MedImmune with the SEC on December 10, 2001 (the "Prospectus"), and in the related letter of transmittal (which, together with the preliminary prospectus, as each may be supplemented or amended from time to time, collectively constitute the "Offer").

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 2, 2001, among MedImmune, Merger Corp and Aviron (the "Merger Agreement"). The Merger Agreement provides that, among other things, promptly following completion of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Corp will be merged with and into us and we will continue as the surviving corporation. At the effective time of the Merger, each share of our common stock outstanding immediately prior to the effective time (other than shares held by MedImmune, Merger Corp or us or, if applicable, by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive 1.075 shares of MedImmune common stock. As a result of the Offer and the Merger, we will become a wholly-owned subsidiary of MedImmune. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated in this Statement by reference.

    The Schedule TO filed by MedImmune states that the principal executive offices of MedImmune and Merger Corp are located at 35 West Watkins Mill Road, Gaithersburg, Maryland 20878.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    The information contained in the Information Statement which is attached as
Schedule I to this Statement is incorporated in this Statement by reference. Except as described in this Statement or incorporated by reference, as of the date of this Statement, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between us or our affiliates and (i) our executive officers, directors or affiliates, or
(ii) MedImmune or Merger Corp or their respective executive officers, directors or affiliates.

    The following summaries do not contain complete descriptions of the terms and conditions of the agreements to which they relate. Each description is qualified in its entirety by reference to the full text

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of the applicable agreement, which is incorporated herein by reference and a copy of which is filed with the SEC as an exhibit to this Schedule.

  CERTAIN EXECUTIVE AGREEMENTS

    In March 1996, we entered into the 1996 Non-Employee Directors' Stock Option Plan, which provides that if we undergo a change in control, all stock options granted under that plan will become 100% exercisable in a manner that permits them to be exercised in full prior to the change in control. Any options not exercised under the plan will terminate upon the change in control. The Offer and the transactions contemplated by the Merger Agreement constitute a change in control for purposes of this plan. R. Gordon Douglas, M.D., Dennis M. Fenton, Ph.D., Barbara Hackman Franklin, Wayne T. Hockmeyer, Ph.D., Alan C. Mendelson,
J. Leighton Read, M.D., and Bernard Roizman, Sc.D., all have been granted options under this plan. In addition, Mr. Fenton, Dr. Hockmeyer and Mr. Mendelson were granted options under our 1996 Equity Incentive Plan. These options will become 100% exercisable in a manner that permits them to be exercised in full prior to the change in control. The aggregate number of shares of our common stock underlying all of the above non-employee director options that will be accelerated is approximately 135,000 shares.

    In December 1999, we entered into an Executive Severance Benefits Agreement with Mr. Clarke, our President and Chief Executive Officer, providing that, in the event Mr. Clarke is terminated without cause, he will receive one year's salary, bonus, health coverage and continued vesting of his stock options for up to one year. The agreement also provides that in the event we undergo a change in control, and Mr. Clarke is terminated within two years following that change in control, he will receive two years' salary, bonus, health coverage, full vesting and immediate exercisability of his stock options and other severance payments.

    In February 1998, pursuant to resolutions of the compensation committee of the board of directors and consistent with the company's policy with respect to non-officer employees, we provided that 50% of any unvested stock options held by Dr. Read will accelerate upon Dr. Read's termination without cause, reduction in compensation or responsibilities or relocation of his principal place of business within twelve months after a "change of control" of the company. The Offer and the transactions contemplated by the Merger Agreement constitute a change of control for these purposes.

    In December 1999, we entered into a Non-Officer Chairman Employment Agreement with Dr. Read. The terms of this agreement provided for compensation to be paid to Dr. Read in exchange for his continuing services to us as Chairman of our board of directors. This compensation included an annual salary of $300,000, provided that Dr. Read devoted at least 20 hours a week to his position as Chairman. Dr. Read also was eligible for the standard benefits package we offer to our employees and the agreement provided for acceleration of the vesting of all his stock options if we undergo a change in control. The term of the agreement was December 6, 1999 through December 31, 2000. This Agreement terminated by its terms on December 31, 2000. We have agreed to enter into a consulting agreement with Dr. Read provided he remains on our board of directors through at least December 2001. Although the terms of the consulting agreement are not finalized, we have agreed that Dr. Read will be paid a yearly retainer of $15,000 in exchange for 30 hours of consulting services and that Dr. Read will serve as a consultant to us up to April 2003.

    In April 2000, our board of directors adopted management continuity agreements for our executive officers and members of senior management, other than Mr. Clarke. These agreements are intended to provide our executive officers and members of senior management with financial security and sufficient income and encouragement to remain with us through a change of control of the company. If within 18 months of a change of control, the individual's employment is terminated, actually or constructively, the agreements will provide: (a) for a lump sum salary payment equal to the sum of (1) the individual's base annual salary rate in effect immediately preceding the date of the change of control, and (2) the

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individual's target bonus for the fiscal year in which the change of control occurs, (b) that all outstanding stock options for the individual will vest and become immediately exercisable, and (c) that the individual will be entitled (but not obligated) to continue health care coverage for one year and at the individual's own expense for an additional six months. If pursuant to a change of control, the acquiring company does not assume or substitute the individual's outstanding stock options, then the vesting and exercisability of those stock options will accelerate.

    In October 2000, we entered into an Executive Severance Benefits Agreement with Harry B. Greenberg, M.D., our Senior Vice President, Research and Development, and Chief Scientific Officer, providing that, in the event
Dr. Greenberg is terminated within eighteen months without cause, he will receive six months' salary, bonus, health coverage and continued vesting of his stock options for up to six months. In the event we undergo a change in control and Dr. Greenberg is terminated following that change in control, he will receive one year's salary, bonus, health coverage and full vesting and immediate exercisability of his stock options.

    "Change of Control" under the management continuity agreements and the agreements with Dr. Greenberg and Mr. Clarke means:

    - a dissolution or liquidation;

    - a sell, lease or other disposition of all or substantially all of our assets;

    - a merger or consolidation in which beneficial ownership of the surviving entity or its parent ceases to be represented by securities of Aviron representing at least sixty percent (60%) of the total voting power of Aviron immediately prior to that transaction;

    - an acquisition by any entity (other than specified affiliated entities) of beneficial ownership, directly or indirectly, of securities of Aviron representing at least forty percent (40%) of the combined voting power of our then outstanding securities; or

    - incumbent directors (including directors whose election or nomination was approved by at least 40% of the incumbent directors) cease to constitute at least 40% of the members of our board of directors.

    Consummation of the Offer will constitute a change of control under these agreements.

  CERTAIN STOCKHOLDER AGREEMENTS

    As part of the Merger Agreement negotiations, MedImmune requested that our directors and executive officers enter into a Rule 145 letter for company affiliates. The affiliate letters provide that those directors and executive officers have agreed not to make any sale, transfer or other disposition of MedImmune common stock received pursuant to the Offer or the Merger unless the sale, transfer or other disposition (i) has been registered under the Securities Act of 1933, as amended, also referred to as the Securities Act, (ii) is made in conformity with Rule 145 promulgated under the Securities Act, or (iii) in the opinion of counsel is otherwise exempt from registration under the Securities Act. MedImmune is under no obligation to register the sale, transfer or other disposition of MedImmune common stock received pursuant to the Offer or the Merger by our directors and executive officers.

  INDEMNIFICATION

    We have entered into, or intend to enter into, indemnity agreements with our executive officers and directors and members of senior management which provide, among other things, that we will indemnify each person, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements such person may be required to pay in actions or proceedings in which he or she is or may be made a party because he or she was one of our directors, officers or other agents, and otherwise to the full extent permitted under Delaware law and our bylaws.

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    MedImmune will assume our obligations pursuant to the provisions of any indemnification agreements we entered into with our directors or officers, and any indemnification provision under our certificate of incorporation or bylaws as in effect on the date of the Merger Agreement. Furthermore, MedImmune has agreed to maintain for six years after the consummation of the Merger, subject to certain cost limitations, a policy of directors' and officers' liability insurance in respect of acts or omissions occurring prior to the effective time of the Merger, covering each person presently covered by our officers' and directors' liability insurance policy.

  THE MERGER AGREEMENT

    A summary of the material terms of the Merger Agreement is contained under the caption "The Merger Agreement" in the Prospectus and is incorporated herein by reference.

  OTHER RELATIONSHIPS

    Alan Mendelson, a member of our board of directors, is a senior partner of the law firm Latham & Watkins, which firm has provided us with general legal representation since November 2000.

    In December 1999, Mr. Clarke entered into a consulting and noncompetition agreement with MedImmune in connection with the acquisition by MedImmune of US Bioscience, Inc., a corporation of which Mr. Clarke was then President and Chief Executive Officer. Pursuant to the agreement, Mr. Clarke agreed to provide advisory and consulting services to US Bioscience until November 30, 2000.
Mr. Clarke also agreed (1) not to engage in the field of oncology (excluding vaccines and viral vectors) until November 30, 2001, and (2) not to engage in chemotherapy or radiation therapy protection in the field of oncology, and not to solicit for hire any employees of MedImmune, until November 30, 2003.
Mr. Clarke received consulting and other fees under the agreement, as well as reimbursement of business expenses.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

  RECOMMENDATION OF THE BOARD OF DIRECTORS

    At a meeting held on December 2, 2001, the members of our board of directors voted to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Aviron and our stockholders.

    Our board of directors, by unanimous vote of the directors present at the meeting on December 2, 2001, recommends that our stockholders accept the Offer and tender their shares pursuant to the Offer.

    A letter to our stockholders communicating our board's recommendation is filed as Exhibit (a)(3) hereto, and is incorporated herein by reference.

  BACKGROUND

    Throughout 2001, we were preparing for a meeting with FDA's Vaccines and Related Biological Products Advisory Committee ("VRBPAC") and a potential subsequent launch of FluMist-TM- for the 2001-2002 flu season. Because we believed there was a significant chance of a favorable outcome, we began a strategic review of business development opportunities that would extend our product portfolio beyond FluMist-TM- and our other vaccines. This was particularly important because after FluMist-TM-, our other products were in an early stage of development, and there was no assurance that after FluMist-TM-matured as a product, sufficient sales could come from the other products to sustain our growth in sales. The strategic review included evaluation of technologies, products and acquisition and merger candidates, with a particular focus on companies or technologies involving vaccines, or other related

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biological products in a late stage of development. We also investigated other companies which were complementary in terms of operational competency and life cycle of products. It was in this context that we formed an initial, favorable impression of MedImmune as a potential strategic partner. MedImmune was a successful biotech company focused on pediatric infectious diseases, with a history of bringing such products to market and successfully scaling up the manufacturing and sales of such products. Moreover, the life cycles of MedImmune's products seemed highly complementary to ours.

    At the VRBPAC meeting it was expected VRBPAC would make a recommendation to the FDA as to the safety and efficacy of FluMist-TM-, which the FDA would consider when determining whether to approve our Biologics License Application ("BLA") for FluMist-TM- at the end of August. Because of its importance, as the VRBPAC meeting approached, we became increasingly focused on preparation for the meeting and postponed review of our other business development initiatives.

    On July 27, 2001, following its open two-day meeting with us and other interested parties, VRBPAC announced its recommendation that there was adequate data to support efficacy of FluMist-TM- in its targeted age groups, but insufficient data to support safety, pending further data analysis. On
August 31, 2001, the FDA issued its complete response letter ("CRL") to our FluMist-TM- BLA. In the CRL, the FDA requested additional information and clarification regarding clinical and manufacturing data from us in support of licensure of FluMist-TM-. We immediately set about addressing the issues in the CRL and preparing our response letter.

    On October 1, David Mott, chief executive officer of MedImmune, called
C. Boyd Clarke, our chief executive officer, to indicate that MedImmune would be interested in investigating a strategic transaction between the two companies. Mr. Clarke responded that he would consider Mr. Mott's proposal.

    Later on October 1, each of Barbara Franklin and Wayne Hockmeyer, who are directors of both Aviron and MedImmune, were informed of the potential transaction. Due to their position as directors of both companies, they each informed Mr. Clarke that they intended to recuse themselves from all discussions by either board of directors concerning any potential transaction between the two companies.

    Following the October 1 call between Mr. Mott and Mr. Clarke, the two had several discussions concerning a potential transaction and the timing and nature of any due diligence process that would be undertaken should they decide to pursue a potential transaction. Mr. Clarke insisted that any process not intrude into our operational efforts to file a reply to the CRL. On October 10, we entered into a confidentiality and standstill agreement with MedImmune. Shortly thereafter, we began providing MedImmune with confidential background materials.

    On October 14, representatives of both companies met in Bethesda, Maryland to review the businesses and operations of the two companies. The reviews of each other's business reinforced our belief that an excellent strategic and tactical fit between the two companies existed.

    Our board of directors met on October 22. After some initial matters, Ms. Franklin and Mr. Hockmeyer recused themselves from the meeting. Management advised the remaining directors of the status of discussions with MedImmune. After discussing the benefits of the strategic combination, as well as other potential alternatives to the transaction, the board of directors created a transaction review committee, comprising all of the directors other than Ms. Franklin and Mr. Hockmeyer, which would have authority to investigate a transaction with MedImmune. The board also authorized management to continue discussions with MedImmune and to engage Morgan Stanley & Co. Incorporated ("Morgan Stanley") as our financial advisor.

    Over the next few weeks in connection with MedImmune's continuing due diligence, we responded to MedImmune's requests for information about us and our operations. We, together with our legal and financial advisors, conducted due diligence on MedImmune throughout this period. Also during

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this period, initial discussions with respect to valuation of Aviron and an exchange ratio occurred between Mr. Mott and Mr. Clarke.

    The transaction review committee held a meeting on November 13. At the meeting, representatives of Morgan Stanley presented a preliminary valuation analysis of Aviron. Mr. Clarke then provided the members of the transaction review committee a status report of the discussions with MedImmune, including the preliminary discussions concerning valuation and an exchange ratio.
Mr. Clarke also discussed the strategic rationale of the transaction, including the value that MedImmune could add in successfully commercializing and ramping up production for FluMist-TM-. He also highlighted the strength of the combined company with two potential blockbuster products. Mr. Clarke compared the risks and benefits of Aviron in a combined entity with those of Aviron as a stand-alone entity. Mr. Clarke informed the committee members that he was confident that the process could be accomplished without significant disruption to our efforts to prepare a CRL response letter. After discussion among the members of the transaction review committee, the committee authorized management to continue its discussions with MedImmune.

    For the following two weeks, we expanded our respective due diligence of each other's business and operations, and further explored the benefits of a potential combination.

    On November 27, MedImmune provided a draft Merger Agreement to us. On November 29, we provided MedImmune with our comments to the Merger Agreement. Later that day, Aviron, MedImmune and our respective representatives discussed the terms and conditions of the Offer and Merger. On November 30, representatives of Aviron, Morgan Stanley and Latham & Watkins met with MedImmune and its representatives at MedImmune's offices in Maryland, to conduct further due diligence on MedImmune and to continue negotiations on the Merger Agreement and the Exchange Ratio.

    On November 30, our management and representatives of Morgan Stanley and Latham & Watkins met with the members of the transaction review committee to discuss the status of the negotiations, including the status of discussion on the Exchange Ratio and other provisions of the Merger Agreement. Representatives of Latham & Watkins reviewed with the directors their fiduciary duties and representatives of Morgan Stanley reviewed with the directors certain financial aspects of the transaction.

    Negotiations continued on the Merger Agreements and on the Exchange Ratio. By the morning of December 2, the terms and conditions of the Merger Agreement, including the Exchange Ratio, were substantially final.

    On December 2, at a special meeting of our board of directors (which
Ms. Franklin, Dr. Hockmeyer and Dr. Roizman did not attend), management reported on the status of negotiations with respect to the Exchange Ratio and other matters. Representatives of Latham & Watkins reviewed the proposed terms of the draft Merger Agreement with the board of directors. Morgan Stanley reviewed its financial analysis with respect to the proposed Offer and Merger and delivered an oral opinion, subsequently confirmed in writing, that as of December 2, 2001, and subject to and based upon the considerations in its opinion, the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of Aviron common stock. Representatives of Latham & Watkins and Morgan Stanley, and members of our management, then delivered reports as to the results of their due diligence investigation of MedImmune. After consideration of these presentations and its prior deliberations, the directors present at the meeting unanimously approved the Offer, the Merger and the Merger Agreement, authorized management to complete and execute the Merger Agreement and recommended that our stockholders accept the Offer, tender their shares of our common stock pursuant to the Offer and approve the Merger. Later on December 2, 2001 we executed the Merger Agreement with MedImmune and on the morning of December 3, publicly announced the transaction.

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  REASONS FOR THE BOARD'S RECOMMENDATION

    In approving the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement and recommending that all holders of our common stock accept the Offer and tender their shares of Aviron common stock pursuant to the Offer, our board of directors and the transaction review committee considered a number of factors, including:

        (i) the complementary nature of the respective businesses of Aviron and MedImmune, including their product focus on vaccines and other biologics, and their technical capabilities and research programs;

        (ii) the opportunity for the holders of our common stock to participate in a larger and more diversified company and, as stockholders of the combined company, to benefit from any future growth of the combined company;

        (iii) the likelihood that the combination of Aviron and MedImmune would create a leading Tier I biotechnology company for the following reasons:

           - as a result of the combination, MedImmune would have two potential blockbuster products, which would help differentiate it from its Tier I biotechnology peers;

           - the combination could significantly improve the long-term financial profile of both companies by increasing scale and accelerating the combined company's growth prospects;

        (iv) the likelihood that MedImmune's previous product launch and scale-up execution experience would further enhance the value of FluMist-TM-for the following reasons:

           - MedImmune's experience gained in the successful commercialization, including scale-up of production, of Synagis will facilitate and augment the commercial development of FluMist-TM-;

           - in addition to operational expertise, MedImmune's current relationships with the community of infectious disease specialists would facilitate Aviron's strategic marketing and development of FluMist-TM-;

        (v) historical information concerning MedImmune's and Aviron's respective businesses, financial performance and condition, operations, technology, management and competitive position;

        (vi) current financial market conditions and historical market prices, volatility and trading information with respect to MedImmune common stock and Aviron common stock;

        (vii) the relatively long period of time that would exist between potential FDA licensure of FluMist-TM- and possible FDA licensure of other products in Aviron's pipeline;

        (viii) the implied offer price of $47.41 as of November 30, 2001 representing a premium of 28.0% over the closing price of Aviron common stock on the Nasdaq National Market on November 30, 2001, the last full trading day prior to our board of directors' approval of the Merger Agreement, as well as 30.2%, 37.4% and 60.2% premiums over the average of the closing prices for the one week, one month and three months, respectively, ending on November 30, 2001;

        (ix) the financial and other terms of the Offer, the Merger and the Merger Agreement, including the benefits of the transaction being structured as a first-step exchange offer and second-step Merger, which may provide Aviron stockholders with an opportunity to receive shares of MedImmune common stock on an accelerated basis;

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        (x) the belief that the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to the parties' respective obligations, are fair and reasonable;

        (xi) the likelihood that the Offer and Merger would be consummated, including the limited conditions to the Offer, as well as the experience, reputation and financial condition of MedImmune;

        (xii) reports from management, legal advisors and financial advisors as to the results of their due diligence investigation of MedImmune; and

        (xiii) the presentation of Morgan Stanley and the opinion of Morgan Stanley to the effect that, as of December 2, 2001, and subject to and based upon the considerations in its opinion, the Exchange Ratio pursuant to the Merger Agreement is fair, from a financial point of view, to Aviron's stockholders.

    Our board of directors and transaction review committee also considered the terms of the Merger Agreement regarding our rights to consider and negotiate other acquisition proposals, as well as the possible effects of the provisions regarding termination fees. In addition, our board of directors was advised that the Offer and Merger, together, will qualify as a reorganization for United States federal income tax purposes, in which case our stockholders will generally not recognize gain or loss on the exchange of their Aviron common stock for MedImmune common stock (except with respect to cash received in lieu of a fractional share of MedImmune common stock). Our board of directors and transaction review committee also considered various alternatives to the Offer and the Merger, including remaining as an independent company. Our board of directors and transaction review committee believed that these factors supported our board's recommendation of the Offer and the Merger when viewed together with the risks and potential benefits of the Offer and the Merger. Our board of directors and transaction review committee also identified and considered a variety of potentially negative factors in their deliberations concerning the Offer and the Merger, including, but not limited to:

        (i) the risk that the potential benefits sought in the Offer and the Merger might not be fully realized;

        (ii) certain risks applicable to MedImmune's business (see the information contained under the caption "Risk Factors" in the Prospectus);

        (iii) the risks and uncertainties associated with the FluMist FDA licensure process and the possibility that developments in the licensure process could have a significant impact on Aviron's stock price and a destabilizing effect on the Offer and the Merger;

        (iv) the possibility that the Offer and the Merger might not be completed, and the effect of public announcement of the Offer and the Merger on Aviron's collaborative arrangements, including its collaboration with American Home Products for the commercialization of FluMist-TM-, and on the prospects for FDA approval of its BLA for FluMist-TM-; and

        (v) the loss of the potential benefits of remaining independent and realizing the benefits of the successful commercialization of FluMist-TM- if FDA approval were received.

    Our board of directors and transaction review committee believed that these risks were outweighed by the potential benefits of the Offer and the Merger.

    The foregoing discussion of the information and factors considered by our board of directors and transaction review committee is not intended to be exhaustive but is believed to include the material factors considered by our board of directors and transaction review committee. In view of the wide variety of factors, both positive and negative, considered by our board of directors and transaction

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review committee, neither our board of directors nor the transaction review committee found it practical to, and neither did, quantify or otherwise assign relative weight to the specific factors considered. Rather, our board of directors and transaction review committee viewed their positions and recommendations as being based on the totality of the information presented to and considered by our board of directors and transaction review committee. In addition, individual members of our board of directors or the transaction review committee may have given different weight to different factors.

  OPINION OF MORGAN STANLEY

    Aviron retained Morgan Stanley to provide it with financial advisory services and a financial fairness opinion in connection with the Offer and the Merger. Aviron's board of directors selected Morgan Stanley to act as its financial advisor based on Morgan Stanley's qualifications, expertise, reputation and its knowledge of the business and affairs of Aviron. At the meeting of the board of directors on December 2, 2001, Morgan Stanley rendered its oral opinion to Aviron's board of directors, subsequently confirmed in writing, that as of December 2, 2001, and subject to and based upon the considerations in its opinion, the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to holders of Aviron common stock.

    THE FULL TEXT OF MORGAN STANLEY'S OPINION, DATED AS OF DECEMBER 2, 2001, WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY MORGAN STANLEY IS ATTACHED AS SCHEDULE II TO THIS SCHEDULE 14D-9. WE URGE YOU TO READ THIS OPINION CAREFULLY AND IN ITS ENTIRETY. MORGAN STANLEY'S OPINION IS DIRECTED TO THE BOARD OF DIRECTORS OF AVIRON, ADDRESSES ONLY THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE EXCHANGE RATIO PURSUANT TO THE MERGER AGREEMENT, AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE OFFER OR THE MERGER OR CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF AVIRON COMMON STOCK AS TO WHETHER SUCH HOLDER SHOULD EXCHANGE HIS OR HER SHARES IN THE EXCHANGE OFFER OR AS TO HOW HOLDERS OF AVIRON COMMON STOCK SHOULD VOTE AT ANY SHAREHOLDERS' MEETING HELD IN CONNECTION WITH THE MERGER. THE SUMMARY OF THE OPINION OF MORGAN STANLEY SET FORTH IN THIS
SCHEDULE 14D-9 IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

    In connection with rendering its opinion, Morgan Stanley, among other things:

    - reviewed certain publicly available financial statements and other business and financial information of Aviron and MedImmune, respectively;

    - reviewed certain internal financial statements and other financial and operating data concerning Aviron;

    - analyzed certain financial forecasts prepared by the management of Aviron;

    - discussed the past and current operations and financial condition and the prospects of Aviron, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Aviron;

    - discussed the past and current operations and financial condition and the prospects of MedImmune with senior executives of MedImmune;

    - reviewed and considered in the analysis, information prepared by members of the senior management of Aviron relating to the relative contributions of Aviron and MedImmune to the combined company;

    - reviewed the reported prices and trading activity for Aviron's common stock and MedImmune's common stock;

    - compared the financial performance of Aviron and MedImmune and the prices and trading activity of Aviron's common stock and MedImmune's common stock with that of certain other publicly-traded companies comparable with Aviron and MedImmune, respectively, and their securities;

    - reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

    - reviewed the pro forma impact of the Merger on MedImmune's projected growth rate and earnings per share;

    - participated in discussions and negotiations among representatives of Aviron and MedImmune and their financial and legal advisors;

    - reviewed the Merger Agreement and certain related documents; and

    - performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

    Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to it by Aviron and MedImmune for the purposes of its opinion. With respect to the financial forecasts, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, Morgan Stanley assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Aviron and MedImmune. In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Aviron, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley relied upon, without independent verification, the assessment by the management of Aviron that Aviron's products will receive all the necessary regulatory approvals for their production and sale. Morgan Stanley further assumed that, in connection with the Offer and Merger, there will have been no formal communications from the FDA or other regulatory entities which would be reasonably likely to delay FDA approval of frozen FluMist beyond September 1, 2003. In addition, Morgan Stanley assumed that the Offer and Merger will be treated as a tax-free reorganization and/or exchange pursuant to the Internal Revenue Code of 1986. Morgan Stanley's opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, December 2, 2001.

    The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion. These summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

    HISTORICAL SHARE PRICE PERFORMANCE. Morgan Stanley reviewed the price performance of Aviron common stock from January 3, 2000 through November 30, 2001. Morgan Stanley also reviewed the performance of Aviron common stock from July 30, 2001 (the first trading date after the FDA indicated that the data analysis included in the FluMist Biologics License Application was not sufficient to support the safety of FluMist at that time) to November 30, 2001. Morgan Stanley observed that, on November 30, 2001, Aviron common stock was trading at 98% of its highest trading price since July 30,

2001. The following table lists the low and high daily trading prices and average daily closing prices of Aviron common shares for the periods indicated.

                                                          HISTORICAL AVIRON COMMON SHARE PRICES
                                                         ---------------------------------------
                                                             LOW         AVERAGE        HIGH
                                                         -----------   -----------   -----------
One Week ended November 30, 2001.......................  U.S. $34.28   U.S. $36.40   U.S. $37.95
One Month ended November 30, 2001......................        30.26         34.49         37.95
Three Months ended November 30, 2001...................        18.95         29.59         37.95
From July 30, 2001 to November 30, 2001................        18.95         28.69         37.95
One Year ended November 30, 2001.......................        18.95         42.28         70.00

    Morgan Stanley also reviewed the stock price performance of MedImmune common stock from January 3, 2000 through November 30, 2001. The following table lists the low and high daily trading prices and average daily closing prices of MedImmune common shares for the periods indicated.

                                                          HISTORICAL MEDIMMUNE COMMON SHARE PRICES
                                                         ------------------------------------------
                                                             LOW          AVERAGE          HIGH
                                                         ------------   ------------   ------------
One Week ended November 30, 2001.......................  U.S. $43.00    U.S. $44.97    U.S. $47.40
One Month ended November 30, 2001......................        37.51          42.88          47.40
Three Months ended November 30, 2001...................        29.51          39.32          47.40
Six Months ended November 30, 2001.....................        29.51          40.21          48.08
One Year ended November 30, 2001.......................        27.63          40.85          58.88

    COMPARATIVE STOCK PRICE PERFORMANCE. Morgan Stanley compared the price performance of Aviron common stock and MedImmune common stock, for the four month period from July 30, 2001 to November 30, 2001, with the NASDAQ Biotechnology Index. This analysis showed that the closing market prices changed as follows:

FROM JULY 30, 2001 TO NOVEMBER 30, 2001                       % CHANGE
---------------------------------------                       --------
Aviron......................................................   +36.2%
MedImmune...................................................   +12.2%
NASDAQ Biotech Index........................................    +9.7%

    Morgan Stanley then compared the price performance of Aviron common stock and MedImmune common stock, for the period from January 3, 2000 to November 30, 2001, with the NASDAQ Biotechnology Index. This analysis showed that the closing market prices changed as follows:

FROM JANUARY 3, 2000 TO NOVEMBER 30, 2001
-----------------------------------------
Aviron......................................................  +118.8%
MedImmune...................................................   (14.9%)
NASDAQ Biotech Index........................................    +5.1%

    Morgan Stanley's analysis of MedImmune consisted of a similar comparison as the Aviron analysis from the period of January 3, 2000 to November 30, 2001, with an additional stock index comparison, the S&P 500. Morgan Stanley observed that during this period, MedImmune outperformed the S&P 500 but underperformed Aviron as well as the NASDAQ Biotech Index.

    PEER GROUP COMPARISON. As part of its analysis of MedImmune, Morgan Stanley compared certain publicly available financial information of MedImmune with certain publicly available financial information of selected comparable biotechnology and pharmaceutical companies consisting of Amgen Inc., Biogen Inc., Chiron Corporation, Genentech Inc., Genzyme Corporation General Division, Gilead Sciences, Inc., IDEC Pharmaceuticals Corporation, and Immunex Corporation. For this analysis,

Morgan Stanley examined a range of earnings estimates and long-term growth rates based on consensus securities research analysts provided by I/B/E/S. The following table presents the mean and median multiples as of November 30, 2001 of the comparable companies referred to above and the trading multiples of MedImmune.

                                                PRICE / EARNINGS     PRICE / EARNINGS TO
                                               -------------------      GROWTH (PEG)
                                                2002E      2003E            2003E
                                               --------   --------   -------------------
Comparable Companies Mean....................     49.6x      47.6x            1.7x
Comparable Companies Median..................     42.8       38.4             1.5
MedImmune....................................     42.8       36.1             1.5

    ANALYSIS OF SELECTED PRECEDENT TRANSACTIONS. Using publicly available information, Morgan Stanley reviewed the terms of certain announced, pending, and completed comparable biotechnology and pharmaceutical acquisition transactions; its review focused on, among other precedent transactions:

    - the minority investment in ImClone Systems Incorporated by Bristol-Myers Squibb Co.

    - the acquisition of Coulter Pharmaceutical, Inc. by Corixa Corporation

    - the acquisition of GelTex Pharmaceuticals, Inc. by Genzyme Corporation General Division

    - the acquisition of Pathogenesis Corporation by Chiron Corporation

    - the acquisition of North American Vaccine, Inc. by Baxter
      International Inc.

    - the acquisition of U.S. Bioscience, Inc. by MedImmune, Inc.

    - the acquisition of Centocor, Inc. by Johnson & Johnson

    - the acquisition of Sugen, Inc. by Pharmacia & Upjohn, Inc.

    - the acquisition of Nexstar Pharmaceuticals, Inc. by Gilead Sciences, Inc.

    - the acquisition of Agouron Pharmaceuticals, Inc. by Warner-Lambert Company

    - the acquisition of Sequus Pharmaceuticals, Inc. by Alza Corporation

    For each of the transactions above, Morgan Stanley reviewed the price paid and calculated the premiums to the acquired company's closing stock price one day and one month prior to announcement of the transaction. Morgan Stanley also calculated, based on available reports published by securities research analysts, the implied two-year forward multiple of the acquired company's revenue implied by the consideration. This analysis indicated the following premiums and multiples:

                                                                LOW           HIGH          MEAN         MEDIAN
                                                              --------      --------      --------      --------
Premium to One Day Prior....................................     5.6%         56.3%         31.4%         34.8%
Premium to One Month Prior..................................    11.1%        186.3%         54.9%         38.7%
Two-Year Forward Revenue Multiple...........................     2.8x         11.6x          7.0x          7.0x

    Morgan Stanley noted that the implied offer price of $47.41 as of November 30, 2001 implied a premium of 28.0% to the price one day prior to the announcement of the transaction and 42.4% to the price one month prior to the announcement of the transaction. In addition, Morgan Stanley applied a multiple range of 6.0x-8.0x to estimated 2003 Aviron revenue statistics as provided in the financial projections prepared by Aviron management which included various sensitivities on assumptions of product pricing, launch dates, market penetration, demand and supply. These results yielded implied equity values per share for Aviron between approximately $37 and $76.

    No company or transaction utilized in the peer group comparison or precedent transactions analyses is identical to Aviron or MedImmune or the Merger. In evaluating the transactions and peer groups, Morgan Stanley made judgements and assumptions with regard to industry performance, business, economic, market and financial conditions and other matters, many of which are beyond the control of Aviron or MedImmune, such as the impact of competition on the business of Aviron, MedImmune or the industries in which they are principally engaged, the growth of these industries and the absence of any material adverse change in the financial condition and prospects of Aviron or MedImmune or the industries in which they are principally engaged or in the financial markets in general. Mathematical analysis, such as determining the mean or median, or the high or the low, is not in itself a meaningful method of using peer group data.

    SECURITIES RESEARCH ANALYSTS' FUTURE PRICE TARGETS. Morgan Stanley reviewed the twelve-month public market trading price targets for Aviron and MedImmune common stock prepared and published by securities research analysts during the period from October 26, 2001 to October 29, 2001 for Aviron, and from
October 19, 2001 to November 30, 2001 for MedImmune. These targets reflected each analyst's estimate of the future public market trading price of Aviron and MedImmune common shares. Using an equity cost of capital of 27.5% for Aviron and 12.0% for MedImmune, Morgan Stanley discounted the analysts' price targets back twelve months to arrive at a range of present values of these targets. For Aviron, Morgan Stanley arrived at a range of present values from approximately $29 to $70. For MedImmune, Morgan Stanley arrived at a range of present values from approximately $40 to $53.

    DISCOUNTED CASH FLOW ANALYSIS. Morgan Stanley performed discounted cash flow analyses to determine a range of present values for Aviron based on financial projections prepared by the management of Aviron. Morgan Stanley also analysed additional scenarios prepared by the management of Aviron that reflected various sensitivities on assumptions of product pricing, launch dates, market penetration, demand, and supply. Assuming an initial FluMist launch for the 2002-2003 flu season, Morgan Stanley observed equity values per share for Aviron of between approximately $35 and $83. Assuming an initial FluMist launch in the 2003-2004 flu season, Morgan Stanley observed equity values per share for Aviron of between approximately $30 and $76. In calculating the discounted cash flow equity value per share, Morgan Stanley calculated the unlevered free cash flow estimates for a five-year projection period from 2002 to 2006 and applied an exit multiple range of 20.0x to 25.0x to a 2007 forward net income. The unlevered free cash flows and exit values were then discounted to present values as of January 1, 2002 using discount rates of 25% to 30%. All the scenarios considered assumed FluMist approval and were not probability weighted to adjust for FDA approval risk. Morgan Stanley noted that the implied offer price of $47.41 was within the range of per share values observed in its discounted cash flow analysis for the scenarios considered.

    Morgan Stanley additionally conducted a discounted cash flow analysis of MedImmune based on Morgan Stanley research projections. Morgan Stanley calculated the unlevered free cash flow estimates for a four year projection period from 2002 to 2005 and applied a exit multiple range of 37.5x to 42.5x to a 2006 forward net income estimate for MedImmune. The unlevered free cash flows and exit values were then discounted to present values as of January 1, 2002 using discount rates of 10% to 14%. Based on this analysis, Morgan Stanley arrived at per share equity value estimates for MedImmune of approximately $48 to $62.

    HISTORICAL EXCHANGE RATIO ANALYSIS. Morgan Stanley compared the fixed Exchange Ratio of 1.075 set forth in the Merger Agreement to average ratios of the closing prices of Aviron common stock divided by the corresponding prices of MedImmune over various periods from January 3, 2000 through November 30, 2001. Morgan Stanley then calculated the premiums represented by the 1.075 fixed Exchange Ratio over these average historical ratios. Morgan Stanley noted that, since July 30, 2001, the

Exchange Ratio set forth in the Merger Agreement implies a 46.5% premium to the average market Exchange Ratio. The results of the analysis are set forth below:

                                                       AVERAGE                  1.075
                                                MARKET EXCHANGE RATIO   % PREMIUM/ (DISCOUNT)
                                                ---------------------   ---------------------
As of November 30, 2001.......................          0.840                    28.0%
One Week ended November 30, 2001..............          0.810                    32.7%
One Month ended November 30, 2001.............          0.805                    33.5%
Three Months ended November 30, 2001..........          0.749                    43.5%
From July 30, 2001 to November 30, 2001.......          0.734                    46.5%
Six Months ended November 30, 2001............          0.895                    20.1%
One Year ended November 30, 2001..............          1.027                     4.7%

    PRO FORMA MERGER ANALYSIS. Morgan Stanley reviewed the pro forma impact of the Merger on MedImmune's projected earnings per share for the calendar years 2002 to 2005. Morgan Stanley based its analysis for Aviron on management projections and additional scenarios prepared by the management of Aviron that reflected various sensitivities on assumptions of product pricing, launch dates, market penetration, demand, and supply. Morgan Stanley used Morgan Stanley research projections as of November 30, 2001 for its analysis of MedImmune. Morgan Stanley performed the pro forma analysis both excluding and including the future tax benefits from Aviron's net operating loss carryforwards. Morgan Stanley observed that the Merger would result in cash earnings per share accretion or dilution as set forth below:

                                ACCRETION / (DILUTION) TO MEDIMMUNE CASH EARNINGS PER SHARE
                          -----------------------------------------------------------------------
                                2002E              2003E             2004E             2005E
                          -----------------   ----------------   --------------   ---------------
Excluding the Benefits
  of Aviron's Net
  Operating Loss
  Carryforwards.........  (26.2%) - (20.2%)   (16.4%) - (1.2%)   (2.4%) - 16.8%     22.3% - 52.6%
Including the Benefits
  of Aviron's Net
  Operating Loss
  Carryforwards.........  (16.2%) - (10.2%)      (7.6%) - 7.6%     4.9% - 24.1%     28.4% - 58.6%

    According to this analysis, the estimated pre-tax revenues and cost synergies required for the combined entity to realize no cash earnings dilution in calendar years 2002 to 2005 are as follows:

                                                              PRE-TAX BREAKEVEN SYNERGIES ($MM)
                                                         -------------------------------------------
                                                           2002E       2003E      2004E      2005E
                                                         ----------   --------   --------   --------
Excluding the Benefits of Aviron's Net Operating Loss
  Carryforwards........................................  $82 - $106   $6 - $79   $0 - $14      $0
Including the Benefits of Aviron's Net Operating Loss
  Carryforwards........................................  $ 41 - $66   $0 - $36   $      0      $0

    As part of its pro forma merger analysis, Morgan Stanley observed that Aviron would augment MedImmune's growth rate in terms of revenues, operating income, and net income.

    In connection with the review of the Merger by Aviron's board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Morgan Stanley believes that the summary provided and the analyses described above must be considered as a whole and that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of Aviron or MedImmune.

    In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Aviron or MedImmune. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of Morgan Stanley's analysis of the fairness from a financial point of view of the Exchange Ratio pursuant to the Merger Agreement to the holders of shares of Aviron's common stock and were conducted in connection with the delivery by Morgan Stanley of its opinion dated December 2, 2001 to Aviron's board of directors. The analyses do not purport to be appraisals or to reflect the prices at which Aviron common stock or MedImmune common stock might actually trade. The Exchange Ratio in the transaction was determined through arm's length negotiations between Aviron and MedImmune and was approved by Aviron's board of directors. Morgan Stanley provided advice to Aviron during such negotiations. However, Morgan Stanley did not recommend any specific exchange ratio to Aviron or that any given Exchange Ratio constituted the only appropriate Exchange Ratio for the Merger. In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction, involving Aviron or any of its assets, nor did it negotiate with any party other than MedImmune.

    Morgan Stanley's opinion was one of many factors taken into consideration by Aviron's board of directors in making its decision to approve the Merger. Consequently, the Morgan Stanley analyses as described above should not be viewed as determinative of the opinion of Aviron's board of directors with respect to the value of Aviron or MedImmune or of whether Aviron's board of directors would have been willing to agree to a different Exchange Ratio or form of consideration.

    Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of Morgan Stanley's trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, trade or otherwise effect transactions, for its own account or for the account of customers, in the equity or debt securities or senior loans of Aviron or MedImmune. In the past, Morgan Stanley and its affiliates have provided financial advisory services for Aviron and MedImmune and have received fees for the rendering of these services.

    Pursuant to an engagement letter dated November 8, 2001, Morgan Stanley provided financial advisory services and a financial opinion in connection with the Merger, and Aviron agreed to pay Morgan Stanley a fee of 0.75% of the aggregate value of the transaction in connection therewith. Aviron has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services. In addition, Aviron has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley's engagement and any related transactions.

  INTENT TO TENDER

    To our knowledge, after reasonable inquiry, all of our executive officers and directors currently intend to tender, pursuant to the Offer, all shares of our common stock they hold of record or own beneficially, other than shares, if any, held by them that, if tendered, could cause them to incur liability under Section 16(b) of the Securities Exchange Act of 1934.

ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    We engaged Morgan Stanley as our financial advisor, pursuant to the terms of a letter agreement dated November 8, 2001, and to render a fairness opinion in connection with the Offer and the Merger. The consideration for these services is described above.

    Except as set forth above, we are not, and no person acting on our behalf has, employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    No transactions in our common stock have been effected during the past 60 days by us or any of our executive officers, directors, affiliates or subsidiaries, except for a gift by Dr. Read to a trust established for the benefit of his children of an aggregate of 1,298 shares.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Except as set forth in this Statement, we are not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of our shares of common stock by us, any of our subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries, (iii) a purchase, sale or transfer of a material amount of our assets or any of our subsidiaries or (iv) any material change in the present dividend rate or policy, or our indebtedness or capitalization.

    There are no transactions, resolutions of our board of directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.

    Under Delaware law, if Merger Corp becomes the owner of 90% of the outstanding shares of our common stock, Merger Corp will be able to effect the Merger without approval of our stockholders. However, if Merger Corp does not become the owner of 90% of the outstanding shares of our common stock, a meeting of our stockholders will be required to approve the Merger. If the minimum tender condition and other conditions are satisfied and Merger Corp purchases the tendered shares of our common stock, Merger Corp will own a majority of our common stock, which is a sufficient number to ensure approval of the Merger by our shareholders.

    The information statement attached hereto as Schedule I is being furnished to you in connection with the possible designation by MedImmune, pursuant to the Merger Agreement, of certain persons to be appointed to the our board of directors other than at a meeting of our stockholders. The information statement is incorporated herein by reference.

    The information contained in all of the exhibits referred to in Item 9 below is incorporated herein by reference.

                      WHERE YOU CAN FIND MORE INFORMATION
                           ABOUT MEDIMMUNE AND AVIRON

    MedImmune and Aviron file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC:

                                  Public Reference Room
                                  450 Fifth Street, N.W.
                                  Suite 1024
                                  Washington, D.C. 20549

    You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

    The SEC also maintains an Internet worldwide website that contains reports, proxy statements and other information about issuers, like MedImmune and Aviron, who file electronically with the SEC. The address of that site is http://www.sec.gov.

    The SEC allows us to "incorporate by reference" information into this Statement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Statement, except for any information superseded by information contained directly in this Statement.

ITEM 9.  EXHIBITS.

EXHIBIT NO.                                     DESCRIPTION
-----------                                     -----------
(a)(1)                  Prospectus, dated December 10, 2001, (incorporated herein by reference to the preliminary prospectus included in the
                        Registration Statement on Form S-4 of MedImmune, Inc. filed
                        December 10, 2001).

(a)(2) Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 of
                        MedImmune, Inc., filed December 10, 2001).

(a)(3)                  Letter to Stockholder's of the Company, dated December 10,
                        2001*

(a)(4)                  Press release dated December 3, 2001 (incorporated herein by reference to Aviron's Schedule 14D-9, filed December 3,
                        2001).

(a)(5)                  Transcript of Medimmune/Aviron Conference Call dated
                        December 3, 2001 (incorporated herein by reference to Aviron's Schedule 14D-9, filed December 4, 2001).

(a)(6)                  Transcript of Questions & Answers dated December 3, 2001
                        (incorporated herein by reference to Aviron's Schedule
                        14D-9, filed December 5, 2001).

(e)(1)                  Agreement and Plan of Merger, dated as of December 2, 2001, among MedImmune, Inc, Apple Merger Corp. and Aviron
                        (incorporated by reference to Exhibit 2.1 to Aviron's
                        Current Report on Form 8-K, filed December 3, 2001).

(e)(2)                  Opinion of Morgan Stanley & Co. Incorporated, dated December
                        2, 2001 (included as Schedule II to this Schedule 14D-9)*

(e)(3)                  Executive Severance Benefits Agreement, dated December 6,
                        1999, between C. Boyd Clarke and Aviron.

(e)(4)                  Letter Agreement, dated January 11, 2001, between Aviron and
                        J. Leighton Read, M.D.

EXHIBIT NO.                                     DESCRIPTION
-----------                                     -----------
(e)(5)                  Form of Management Continuity Agreement (incorporated by
                        reference to Exhibit 10.30 to Aviron's Quarterly Report on
                        Form 10-Q for the quarter ended June 30, 2000, filed
                        August 11, 2000).

(e)(6)                  Executive Severance Benefits Agreement, dated October 23,
                        2000, between Harry Greenberg and Aviron (incorporated by
                        reference to Exhibit 10.34 to Aviron's Annual Report on Form
                        10-K for the year ended December 31, 2000, filed on March
                        27, 2001).

(e)(7) Form of Affiliate Agreement to be entered into between MedImmune and Aviron's Directors and Executive Officers
                        (incorporated by reference to Annex B to Exhibit 2.1 to Aviron's Current Report on Form 8-K, filed December 3,
                        2001).

(e)(8)                  Form of Indemnity Agreement

(e)(9) 1996 Non-Employee Directors' Stock Option Plan, as amended as of June 1, 2000 (incorporated by reference to Exhibit 99.2 to Aviron's Registration Statement on
                        Form S-8, File No. 333-44350, filed August 23, 2000.)

(e)(10)                 Non-Officer Chairman Employment Agreement by and between
                        Aviron and J. Leighton Read, dated December 6, 1999
                        (incorporated by reference to Exhibit 10.32 to Aviron's
                        Annual Report on Form 10-K for the year ended December 31,
                        1999, filed March 8, 2000.)

(e)(11) Consulting and Noncompetition Agreement, dated as of December 2, 1999, between C. Boyd Clarke and U.S.
                        Bioscience, Inc., a wholly-owned subsidiary of MedImmune, Inc.

------------------------

*   Included in copies mailed to stockholders.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       AVIRON

                                                       By:    /s/ C. BOYD CLARKE
                                                              ---------------------------------------
                                                              C. Boyd Clarke
                                                              President, Chief Executive Officer and
                                                              Chairman of the Board

                                                       Date:  December 10, 2001

                                                                      SCHEDULE I

                                     AVIRON
                           297 North Bernardo Avenue
                        Mountain View, California 94043

                            ------------------------

                             INFORMATION STATEMENT
        PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

                            ------------------------

                                    GENERAL

    This Information Statement is being mailed on or about December 10, 2001 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Aviron, a Delaware corporation ("Aviron," "we," "us," "our" or the "company"). You are receiving this Information Statement in connection with the possible election of persons designated by MedImmune, Inc., a Delaware corporation ("MedImmune"), to a majority of seats on the Aviron board of directors.

    On December 2, 2001 we entered into an Agreement and Plan of Merger (the "Merger Agreement") with MedImmune and Apple Merger Corp., a Delaware corporation and wholly-owned subsidiary of MedImmune ("Apple"), pursuant to which Apple has commenced an offer to exchange 1.075 shares (the "Exchange Ratio") of MedImmune common stock, par value $0.01 per share, for each outstanding share of our common stock, par value $0.001 per share, upon the terms and subject to the conditions set forth in the prospectus contained in the registration statement on Form S-4 filed by MedImmune with the Securities and Exchange Commission (the "SEC") on December 10, 2001 (the "Prospectus"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Prospectus, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

    The Merger Agreement provides that, among other things, promptly following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Apple will be merged with and into Aviron (the "Merger"). At the effective time of the Merger (the "Effective Time"), each share of Aviron common stock outstanding immediately prior to the Effective Time (other than shares of Aviron common stock held by MedImmune, Apple or Aviron or, if applicable, by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive the number of shares of MedImmune common stock equal to the Exchange Ratio. As a result of the Offer and the Merger, Aviron will become a wholly-owned subsidiary of MedImmune.

    This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. Information set forth herein relating to MedImmune, Apple or the MedImmune Designees (as defined below) has been provided by MedImmune. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

    Apple commenced the Offer on December 10, 2001. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Wednesday, January 9, 2002, unless Apple extends it. The Offer is scheduled to expire on January 9, 2002 because President Bush signed an executive order on December 6, 2001 directing federal agencies to close their offices on December 24, 2001. Under a SEC staff interpretation, the executive order resulted in December 24, 2001 not being a "business day" within Rule 14d-1(g)(3) and therefore not being included in calculating the twenty business day minimum period for purposes of Rule 14e-1(a) under the Exchange Act. If President Bush issues a similar executive order for December 31, 2001, the Offer will be scheduled to expire on January 10, 2002, instead of January 9, 2002.

                              MEDIMMUNE DESIGNEES

    Effective upon the first acceptance for payment by Apple of shares of Aviron common stock pursuant to the Offer, which shall occur as soon as practicable after the Minimum Condition (as defined in the Merger Agreement) and all other conditions to the Offer have been fulfilled, Apple will be entitled to designate the number of directors, rounded up to the next whole number, on the Aviron board of directors (the "MedImmune Designees") that equals the product of
(i) the total number of directors on the Aviron board of directors and (ii) the percentage that the number of shares of Aviron common stock owned by MedImmune or Apple (including Aviron common stock accepted for purchase) bears to the total number of shares of Aviron common stock outstanding, and Aviron will immediately increase the size of the Aviron board of directors or secure the resignations of such number of incumbent directors or remove such number of incumbent directors, or any combination of the foregoing, as is necessary to enable MedImmune's designees to be so appointed to the Aviron board of directors and shall cause MedImmune's designees to be so appointed. Notwithstanding the foregoing, prior to the Effective Time, the Aviron board of directors will always have at least two members who were directors of Aviron prior to consummation of the Offer (each, a "Continuing Director"). If the number of Continuing Directors is reduced to less than two for any reason prior to the Effective Time, the remaining Continuing Director shall be entitled to designate a person to fill the vacancy.

    The directors of Apple at the Effective Time shall be the directors of Aviron following the Merger, until the earlier of their resignation or removal or until their successors are duly elected and qualified.

    MedImmune has informed us that it will choose the MedImmune Designees to the Aviron board of directors from the directors and executive officers of MedImmune listed on Annex A to the Prospectus. MedImmune has informed us that each of the directors and executive officers listed on Annex A to the Prospectus has consented to act as a director of Aviron, if so designated. The name, principal occupation or employment and five-year employment history for each such person is set forth on Annex A to the Prospectus. It is expected that the MedImmune Designees may assume office following the acceptance for exchange by Apple of the specified minimum number of shares pursuant to the Offer, which cannot be earlier than January 9, 2002.

                         INFORMATION CONCERNING AVIRON

COMMON STOCK

    As of November 28, 2001, there were 31,173,795 shares of Aviron common stock issued and outstanding, with the Aviron common stock being the only class of voting securities that would be entitled to vote for Aviron directors at a stockholder meeting if one were to be held, each share of Aviron common stock being entitled to one vote.

EXECUTIVE OFFICERS, SENIOR MANAGEMENT AND DIRECTORS

    The names of our executive officers, senior management and directors as of December 1, 2001 and information about them is presented below.

NAME                                          AGE                           POSITION
----                                        --------                        --------
EXECUTIVE OFFICERS
C. Boyd Clarke............................     53      Chief Executive Officer, President and
                                                       Chairman of the Board
Edward J. Arcuri, Ph.D....................     51      Senior Vice President and Chief Operating Officer
Charlene A. Friedman......................     44      Vice President, General Counsel and Secretary
Harry B. Greenberg, M.D...................     57      Senior Vice President, Research and Development,
                                                       and Chief Scientific Officer
Fred Kurland..............................     51      Senior Vice President and Chief Financial Officer
Dianne L. Mastilock.......................     50      Vice President, Human Resources
Carol A. Olson............................     43      Senior Vice President and Chief Commercial Officer
Rayasam S. Prasad.........................     49      Senior Vice President, Technical Affairs

SENIOR MANAGEMENT
Michael Cowan.............................     43      Vice President, Compliance
Charles F. Katzer.........................     51      Vice President, Manufacturing
Luc Hermans...............................     47      Vice President and UK Site Director
Mike Makris...............................     46      Vice President, Controller
Paul M. Mendelman, M.D....................     53      Vice President, Clinical Research
Eric J. Patzer, Ph.D......................     52      Vice President, Development
David M. Wonnacott........................     55      Vice President, Regulatory Affairs

DIRECTORS
R. Gordon Douglas, Jr., M.D...............     67      Director
Dennis M. Fenton, Ph.D....................     51      Director
Barbara Hackman Franklin..................     61      Director
Wayne T. Hockmeyer, Ph.D..................     57      Director
Alan C. Mendelson.........................     53      Director
J. Leighton Read, M.D.....................     50      Director
Bernard Roizman, Sc.D.....................     72      Director

    C. BOYD CLARKE, has been our President and Chief Executive Officer since December 1999. He has been a director since December 1999 and our Chairman since January 2001. From 1998 until joining us, Mr. Clarke was Chief Executive Officer and President of U.S. Bioscience, Inc., a biotechnology company. Mr. Clarke served as President and Chief Operating Officer of U.S. Bioscience, Inc. from 1996 to 1998. From 1977 to 1996, Mr. Clarke held a number of positions at Merck & Co., Inc., including being the first president of Pasteur-Merieux MSD, and most recently as Vice President of Merck Vaccines. Mr. Clarke has a B.S. in Biochemistry, and an M.A. in History from the University of Calgary.

    EDWARD J. ARCURI, PH.D., has been our Senior Vice President and Chief Operating Officer since September 2001. Prior to that he had been our Senior Vice President, Operations since May 2000. He joined Aviron as Vice President, Manufacturing in July 1999. Dr. Arcuri joined us from North American
Vaccine, Inc., or NAVA, where he served as Vice President, Manufacturing Operations and Process Development from January 1995 to July 1999. Prior to joining NAVA, Dr. Arcuri served as Senior Director, Biological Manufacturing at Merck and Co., Inc. from 1991 to 1994. Dr. Arcuri holds a B.S. degree in Biology from the State University of New York at Albany and a masters degree and Ph.D. in Biology from Rensselaer Polytechnic Institute.

    CHARLENE A. FRIEDMAN has been our Vice President, General Counsel and Secretary since April 2000. From 1999 to joining us, Ms. Friedman was a consultant to Inamed Corporation, a medical device company. From 1996 to 1999, Ms. Friedman held various positions at Collagen Aesthetics, Inc., a biotechnology company, most recently as Vice President, Legal and Regulatory Affairs, General Counsel and Assistant Secretary. From 1995 to 1996, Ms. Friedman was an attorney with Lillick & Charles in San Francisco, California. From 1993 to 1995, she practiced law in Boston, Massachusetts at Warner & Stackpole. She is a member of the Massachusetts and California bars. Ms. Friedman holds a B.A. in Ancient Greek and Latin from Tufts University and a J.D. from Northeastern University.

    HARRY GREENBERG, M.D., has been our Senior Vice President, Research and Development and Chief Scientific Officer since November 2000. Dr. Greenberg joined us from the Stanford University School of Medicine, where he spent
17 years as a faculty member. He was most recently the Senior Associate Dean for Research and the Joseph D. Grant Endowed Professor of Medicine. He also was serving as Associate Chief of Staff for Research at the Veterans Administration Palo Alto Health Care System. Dr. Greenberg served as chair of the Vaccines and Related Biological Products Advisory Committee of the U.S. Food and Drug Administration (FDA) from February 1999 until beginning his position with Aviron. Dr. Greenberg holds a B.A. in History with honors from Dartmouth College and an M.D. from Columbia College of Physicians and Surgeons.

    FRED KURLAND has been our Senior Vice President and Chief Financial Officer since January 1998. Prior to joining us, Mr. Kurland was Vice President and Chief Financial Officer of Protein Design Labs, Inc., a biotechnology company, from 1996 to 1998. From 1995 to 1996, Mr. Kurland was Vice President and Chief Financial Officer at Applied Immune Sciences, a biotechnology company, and from 1987 to 1995, he held a number of positions at Syntex Corporation, a pharmaceutical company, most recently as Vice President and Controller.
Mr. Kurland, a Certified Public Accountant, holds a B.S. in Business and Economics from Lehigh University, and an M.B.A. and a J.D. from the University of Chicago.

    DIANNE L. MASTILOCK has been our Vice President, Human Resources since February 2000, and has held various positions at Aviron since April 1999.
Ms. Mastilock joined us from Digital Link, where she served as Director, Human Resources from August 1994 to January 1998 and then served as Vice President, Human Resources through April 1999. Prior to joining Digital Link,
Ms. Mastilock served as Director, Human Resources at Humphry Instruments from 1993 to 1994. Prior to that, Ms. Mastilock was Director, Human Resources at Vitaphore Corp. from 1991 to 1993. Ms. Mastilock holds a B.S. degree in Recreation and Leisure Studies from San Jose State University and a Masters degree in Human Resources and Organizational Development from the University of San Francisco.

    CAROL A. OLSON has been our Senior Vice President and Chief Commercial Officer since September 2001. Prior to that she had been our Senior Vice President, Commercial Development since May 1998. Prior to joining us,
Ms. Olson was the founder and managing director of the Churchill Madison Group, a management consulting firm focused on building new businesses in the medical, life sciences and high technology industries. From 1984 to 1993, Ms. Olson worked for the Hewlett Packard Company. Ms. Olson holds a B.A. in Economics with honors from Yale University and an M.B.A. from Stanford University.

    RAYASAM (RAY) S. PRASAD has been our Senior Vice President, Technical Affairs since January 2001. Prior to that he had been Vice President, Technical Affairs since September 1999. Mr. Prasad joined Aviron from Chiron Vaccines, the global vaccines business unit of Chiron Corporation, a biotechnology company, where he served as Head of Regulatory, Quality and Drug Safety from October 1994 to September 1999. Mr. Prasad also served as Director of Quality Assurance for Therapeutics and Vaccines at Chiron. Prior to joining Chiron,
Mr. Prasad held positions in quality assurance and biological manufacturing operations at Genentech from 1986 to 1994, and Burroughs Wellcome Co. from 1981 to 1986. Mr. Prasad holds a B.S. in Pharmacy from Andhra University, India.

    MICHAEL COWAN has been our Vice President, Compliance since September 2001. Prior to that, Mr. Cowan was the Senior Director, Quality Assurance and Validation. Prior to joining Aviron, from

July 1994 to June 1999, Mr. Cowan held various positions with North American Vaccine, Inc. Mr. Cowan holds both M.S. and B.S. degrees in Microbiology from Rutgers University.

    LUC HERMANS has been our Vice President and UK Site Director since September 2001. Prior to joining Aviron, since November 1995, Mr. Hermans held various positions with SmithKline Beecham Biologicals, a division of GlaxoSmithKline PLC, a pharmaceutical company, most recently as Assistant Director of Manufacturing. Mr. Hermans holds First and Second grade chemical engineer degrees from the University of Brussels, and Third, Fourth and Fifth grade chemical engineer degrees from the Faculty of Agronomics Sciences of Gembloux.

    CHARLES F. KATZER has been our Vice President, Manufacturing since
August 2000. Prior to joining us, Mr. Katzer was Vice President, Pharmaceutical Operations at U.S. Bioscience, Inc. Prior to joining U.S. Bioscience,
Mr. Katzer spent 13 years at Rhone-Poulenc Rorer Pharmaceutical Corporation in a series of operational positions, including Director of Operations and Worldwide Director of Quality Assurance. Mr. Katzer holds a B.S. in Zoology from the University of Wisconsin.

    MIKE MAKRIS has been our Vice President, Controller since joining Aviron in October 2001. Prior to that, Mr. Makris was Vice President and Corporate Controller from November 2000 to October 2001 at P-COM, Inc., a manufacturer of wireless communication devices. Prior to joining P-COM, from 1989 to 2000, Mr. Makris held various positions with United Technologies, a diversified Fortune 100 company. Mr. Makris holds a B.S. degree in Accounting from the University of Utah and a Masters of Science degree in Management from Purdue University. Mr. Makris is a certified public accountant and certified internal auditor.

    PAUL M. MENDELMAN, M.D., has been our Vice President, Clinical Research since 1996. Dr. Mendelman also is currently consulting professor in the Department of Pediatrics at the Stanford University School of Medicine. Prior to joining Aviron, Dr. Mendelman was Director, Clinical Research, Infectious Diseases for Merck Research Laboratories, a pharmaceutical company, since 1991. From 1983 to 1991, Dr. Mendelman was Clinical Instructor, Assistant Professor and then Associate Professor of Pediatrics at the University of Washington.
Dr. Mendelman holds a B.S. and an M.D. from Ohio State University and is a fellow of the American Academy of Pediatrics.

    ERIC J. PATZER, PH.D., has been our Vice President, Development since 1996. Prior to joining the company, Dr. Patzer held various positions with Genentech, Inc, a pharmaceutical company, since 1981, most recently as Vice President, Development. Dr. Patzer holds a B.S. in Mechanical Engineering from The Pennsylvania State University and a Ph.D. in Microbiology from the University of Virginia.

    DAVID M. WONNACOTT, PH.D. has been our Vice President, Regulatory Affairs since August 2000. From 1988 until joining us, Dr. Wonnacott held various positions at Merck & Co., Inc., most recently as the Alternate Responsible Head, Vaccines and Biologics. Prior to joining Merck, Dr. Wonnacott held several scientific and management positions in biotechnology research and bioanalytical chemistry at Eastman Kodak Company and Eastman Pharmaceuticals/Sterling Drug. Dr. Wonnacott holds a B.S. in Chemistry from Brigham Young University and a Ph.D. in Biochemistry from Utah State University.

    R. GORDON DOUGLAS, JR., M.D., became a member of our board of directors in August 2000. Dr. Douglas currently serves as a consultant to the Vaccine Research Center at the National Institutes of Health, or NIH. Prior to this role, he served as President of Merck Vaccines from 1991 until 1999. From 1982 to 1990, Dr. Douglas served as Professor of Medicine and Chairman of the Department of Medicine at Cornell University Medical College and Physician-in-Chief at New York Hospital. Between 1970 and 1982, Dr. Douglas held a variety of roles at the University of Rochester School of Medicine.
Dr. Douglas is Chairman of the board of directors at VICAL, Inc. and serves on several other boards of directors at biotechnology and non-profit associations focused on infectious diseases, world health, vaccines and pharmaceutical developments. Dr. Douglas holds an A.B. from Princeton University and an M.D. from Cornell University Medical College.

    DENNIS M. FENTON, PH.D., became a member of our board of directors in March 2000. In February 2000 Dr. Fenton was appointed Executive Vice President of Amgen, a biotechnology company. From January 1995 to February 2000,
Dr. Fenton served as Senior Vice President, Operations of Amgen. From
August 1992 to January 1995, Dr. Fenton served as Senior Vice President, Sales and Marketing of Amgen. Dr. Fenton served as Amgen's Vice President, Process Development, Facilities and Manufacturing Services, from 1991 to 1992.
Dr. Fenton previously had served as Vice President, Pilot Plant Operations and Clinical Manufacturing, from 1988 to 1991, and as Director, Pilot Plant Operations, from 1985 to 1988. Dr. Fenton received a B.A. from Manhattan College in New York and a Ph.D. in Microbiology from Rutgers University.

    BARBARA HACKMAN FRANKLIN became a member of our board of directors in May 2001. and, since January 1995, has served as the President and Chief Executive Officer of Barbara Franklin Enterprises, a private international consulting and investment firm in Washington, D.C. Between January 1993 and January 1995, Ms. Franklin was a lecturer and a director of various corporations and organizations. Previously, Ms. Franklin served as the 29th U.S. Secretary of Commerce. Prior to her service as Commerce Secretary, she had founded Franklin Associates, an internationally recognized consulting firm and served as its President from 1984 through 1991, was Senior Fellow of the Wharton School of the University of Pennsylvania (1979-1988), one of the original Commissioners of the U.S. Consumer Product Safety Commission (1973-1979) and a staff assistant to the President, creating the first White House effort to recruit women for high level government jobs (1971-1973). Earlier, she was an Assistant Vice President of Citibank and Manager of Environmental Analysis at the Singer Company.
Ms. Franklin currently serves on the board of directors of Aetna Inc., The Dow Chemical Company, MedImmune, Milacron, Inc. and Watson Wyatt & Company. She is the chairman of Guest Services, Inc., a private hospitality company, and has been a director of the Nasdaq Stock Market, Inc., and the American Institute of CPA's. Ms. Franklin graduated from the Pennsylvania State University and received a master's degree in business administration from Harvard University.

    WAYNE T. HOCKMEYER, PH.D., became a member of our board of directors in March 2000. Dr. Hockmeyer founded MedImmune, Inc. in April 1988 as President and Chief Executive Officer and was elected to serve on the Board of Directors in May 1988. He became Chairman of the Board of Directors in May 1993.
Dr. Hockmeyer relinquished his position as Chief Executive Officer in October 2000 and now serves as the Chairman of the Board of Directors.
Dr. Hockmeyer earned his bachelor's degree from Purdue University and earned his Ph.D. from the University of Florida in 1972. Prior to founding MedImmune, he served as a commissioned officer in the United States Army from 1966 to 1986. From 1980 to 1986 he was Chairman of the Department of Immunology at the Walter Reed Army Institute of Research. In 1986, Dr. Hockmeyer joined Praxis Biologics as Vice President of Research and Development and was there until founding MedImmune, Inc. in 1988. Active in other leadership roles, Dr. Hockmeyer was appointed by Governor Parris Glendening to the Maryland Economic Development Commission and the Maryland Technology Development Corporation. He is a member of the Board of Directors of Digene Corporation, Intermune
Pharmaceuticals, Inc., GenVec, Inc., TolerRx, Diversa, and Advancis Pharmaceutical Corp. Dr. Hockmeyer is also a member of the Board of Directors of the Biotechnology Industry Organization, the Technology Council of Maryland, a member of the Board of Visitors of the University of Maryland Biotechnology Institute, the University of Maryland Baltimore County and the Board of Advisors of the Institute of Human Virology.

    ALAN C. MENDELSON, became a member of our board of directors in April 2000 and was our Secretary since our inception until April 2000. Mr. Mendelson is a senior partner of Latham & Watkins and has been with the firm since May 2000. Prior to joining Latham & Watkins, Mr. Mendelson was a senior partner at Cooley Godward, LLP, where he had practiced law since 1973. Mr. Mendelson served as Secretary and Acting General Counsel of Amgen, Inc. from April 1990 to
April 1991 and as Acting General Counsel of Cadence Design Systems, Inc. from November 1995 to June 1996. Mr. Mendelson serves as the secretary of a number of private and public companies and is a member of the board of directors of Axys Pharmaceuticals, Inc., Valentis, Inc. and US Search.com, Inc. Mr. Mendelson received an A.B. in Political Science from the University of California, Berkeley and a J.D. from Harvard Law School.

    J. LEIGHTON READ, M.D., founder of Aviron, was our Chairman from 1992 until January 2001, Chief Executive Officer from 1992 until 1999 and Chief Financial Officer from 1992 until 1996. In October 2001, Dr. Read joined Alloy Ventures, a private equity firm focused on information technology and the life sciences, as a General Partner. In 1989, he co-founded Affymax N.V. with Dr. Alejandro Zaffaroni, serving initially as its Executive Vice President and Chief Operating Officer and later, from 1990 to 1991, as President of the Pharma Division and as a Managing Director of the parent company. From 1991 to 1993, Dr. Read was a principal with Interhealth Limited, an investment partnership. Prior to 1989, Dr. Read held appointments at the Harvard Medical School and School of Public Health. He has served on the boards of a number of private biotechnology companies and is currently on the board of CV Therapeutics, Inc. and AxyS Pharmaceuticals, Inc., both of which are biotechnology companies. Dr. Read holds a B.S. in Biology and Psychology from Rice University and an M.D. from the University of Texas Health Science Center at San Antonio.

    BERNARD ROIZMAN, SC.D., has been a member of our board of directors since 1992. Dr. Roizman has been the Joseph Regenstein Distinguished Service Professor of Virology at the University of Chicago since 1984. He holds B.A. and M.S. degrees from Temple University and an Sc.D. from The Johns Hopkins University. Dr. Roizman is also a member of our Scientific Advisory Board.

                         BOARD MEETINGS AND COMMITTEES

    During the year ended December 31, 2000, the board of directors held fourteen meetings, including regularly scheduled and special meetings. During the year ended December 31, 2000, the board of directors held fourteen meetings, including regularly scheduled and special meetings. The Board has a standing audit committee and a standing compensation committee. The Board does not have a standing nominating committee.

    The audit committee meets with our independent auditors at least annually to review the results of the annual audit and discuss the financial statements; recommends to the Board the independent auditors to be retained; and receives and considers the accountants' comments as to controls, adequacy of staff and management performance and procedures in connection with audit and financial controls. During fiscal 2000, the audit committee was initially composed of three non-employee directors: Mr. Reid Dennis, Mr. Klingenstein and
Dr. Roizman. In April 2000 the Board reconstituted the audit committee, appointing as members Mr. Reid Dennis, Mr. Klingenstein and Mr. Mendelson. In July 2000, Mr. Dennis resigned from our Board of Directors and the Board appointed Dr. Fenton to the audit committee. In April 2001, Mr. Klingenstein resigned from our Board of Directors and Dr. Read was appointed to the audit committee. The audit committee met four times during 2000.

    The compensation committee makes recommendations concerning salaries and incentive compensation, awards stock options to employees and consultants under our stock option plans and otherwise determines compensation levels and performs such other functions regarding compensation as the Board may delegate. During fiscal 2000, the compensation committee was initially composed of two non-employee directors: Dr. Jane E. Shaw and Mr. Klingenstein. In April 2000, Dr. Shaw resigned from our Board of Directors and the Board appointed
Dr. Hockmeyer to the compensation committee. In April 2001, Mr. Klingenstein resigned from our Board of Directors and Dr. Fenton was appointed to the compensation committee. The compensation committee met three times during 2000.

    During the year ended December 31, 2000, all directors except Mr. Dennis attended 75 percent or more of the aggregate of the meetings of the Board held during the period for which he or she was a director. All committee members except Dr. Roizman attended 75 percent or more of the aggregate of the meetings of the committees on which he or she served, held during the period for which he or she was a committee member.

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth certain information regarding the beneficial ownership of our common stock as of November 28, 2001, by:

    - all those known by us to be beneficial owners of more than five percent of our common stock;

    - each of our current directors;

    - each of our executive officers; and

    - all executive officers and directors as a group.

    Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of November 28, 2001 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Percentage of ownership is based on 31,173,795 shares of common stock outstanding on November 28, 2001. Unless otherwise indicated, the address of each of the individuals and entities named below is: c/o Aviron, 297 North Bernardo Avenue, Mountain View, CA 94043.

                                                           BENEFICIAL OWNERSHIP
                                               ---------------------------------------------
                                                    SHARES ISSUABLE            NUMBER OF
                                                  PURSUANT TO OPTIONS      SHARES (INCLUDING
                                                 EXERCISABLE WITHIN 60      NUMBER SHOWN IN    PERCENTAGE
BENEFICIAL OWNER                               DAYS OF NOVEMBER 28, 2001     FIRST COLUMN)      OF TOTAL
----------------                               -------------------------   -----------------   ----------
5% STOCKHOLDER
Biotech Invest, S.A.(1)......................                 --               3,090,000        9.91%

DIRECTORS AND EXECUTIVE OFFICERS
C. Boyd Clarke...............................            264,035                 270,210          *
Edward J. Arcuri, Ph.D.......................             94,100                  94,100          *
R. Gordon Douglas, Jr. M.D...................              7,775                   7,775          *
Barbara Hackman Franklin.....................                 --                      --          *
Dennis M. Fenton, Ph.D.(2)...................              9,366                   9,466          *
Charlene A. Friedman.........................             49,560                  50,287          *
Harry B. Greenberg, M.D......................             61,220                  67,124          *
Wayne T. Hockmeyer, Ph.D.....................              9,366                   9,366          *
Fred Kurland.................................            146,100                 148,512          *
Diane L. Mastilock...........................             53,060                  54,523          *
Alan C. Mendelson............................              8,860                  11,703          *
Carol A. Olson (2)...........................            218,940                 234,811          *
Rayasam Prasad...............................             74,560                  76,211          *
J. Leighton Read, M.D.(3)....................            299,600                 573,402        1.82%
Bernard Roizman, Sc.D........................             24,310                 199,310          *
All directors and executive officers as a
  group (15 persons).........................          1,320,852               1,806,800        5.56%

------------------------

* Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1) Biotech Invest, S.A. is located at Swiss Bank Tower Panama 1, Republic of Panama.

(2) Includes 500 shares held by Carol A. Olson, custodian for John Gregory Olson (UCAUTMA). Ms. Olson disclaims beneficial ownership of the shares held by the trust.

(3) Includes 33,098 shares owned by the minor children of Dr. Read.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act requires our directors and executive officers, and persons who own more than 10 percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of Aviron. Officers, directors and greater than 10 percent stockholders are required by SEC regulation to furnish us with copies of all
Section 16(a) forms they file.

    Based solely on a review of the copies of such reports furnished to us or written representations that no other reports were required, we believe that during the fiscal year ended December 31, 2000, all Section 16(a) filing requirements applicable to our officers, directors and greater than 10 percent beneficial owners were complied with, except for the following reports. All directors except for Dr. Read and Mr. Clarke were granted options effective December 31, 2000. However, because they did not receive their grant documents until March 2001, they filed Forms 5 in respect of the grants in April 2001. Also, Ms. Olsen filed a late report with respect to an option granted to her in February 2000.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

COMPENSATION OF DIRECTORS

    Since June 1998, all of our non-employee directors have received cash compensation for their services, in addition to being eligible for reimbursement for their expenses incurred in connection with attendance at board and committee meetings in accordance with our policy. In March 2000, the board approved increases in the cash compensation paid to each non-employee director. The retainer was increased from $1,000 per month to $1,250 per month. Compensation paid for each board meeting attended was increased from $500 to $2,500. Compensation for each committee meeting attended was increased from $300 to $500. In addition, a director who participates in a board of directors or committee meeting telephonically shall receive compensation in the amount of 50 percent of the applicable meeting fee provided the board of directors or committee meeting lasts at least 30 minutes. Should a committee meeting fall on the same date as a board of directors' meeting, such non-employee director shall receive only the board of directors meeting attendance stipend of $2,500.

    Each of our non-employee directors also receives stock option grants under the 1996 Non-Employee Directors' Stock Option Plan. The maximum number of shares of common stock that may be issued pursuant to options granted under the Directors' Plan is 350,000. The Directors' Plan is administered by the board of directors, unless the board of directors delegates administration to a committee comprised of not less than two members of the board of directors.

    During the last fiscal year, we granted annual options under the Directors' Plan covering 10,000 shares to both of Mr. Klingenstein and Dr. Roizman, 8,384 shares to both of Drs. Fenton and Hockmeyer, 6,849 shares to Mr. Mendelson and 3,562 shares to Dr. Douglas, all at an exercise price per share of $66.8125, the fair market value of such common stock on the date of grant. The number of shares granted were based on the length of the period in 2000 during which each was a non-employee director. Also during the last fiscal year, we granted initial grants of options covering 20,000 shares to each of Dr. Douglas, Dr. Fenton, Dr. Hockmeyer and Mr. Mendelson. The exercise price per share was the fair market value of such common stock on the date of each grant: $40.5625 for both of Drs. Fenton and Hockmeyer; $24.25 for Mr. Mendelson; and $41.9375 for Dr. Douglas. As of March 31, 2001, options for an aggregate of 6,990 shares of our common stock have been exercised under the Directors' Plan.

COMPENSATION OF EXECUTIVES

    The following table shows for the fiscal years ended December 31, 2000, December 31, 1999, and December 31, 1998, compensation awarded or paid to, or earned by, our Chief Executive Officer and for each of our four most highly compensated executive officers who were serving as executive officers at the end of fiscal year 2000.

                           SUMMARY COMPENSATION TABLE

                                                                                                        LONG-TERM
                                                                                                       COMPENSATION
                                                          ANNUAL COMPENSATION                             AWARDS
                                                ---------------------------------------   SECURITIES   ------------
                                                                         OTHER ANNUAL     UNDERLYING    ALL OTHER
NAME AND PRINCIPAL POSITION            YEAR      SALARY    BONUS (1)   COMPENSATION (2)    OPTIONS     COMPENSATION
---------------------------          --------   --------   ---------   ----------------   ----------   ------------
C. Boyd Clarke.....................    2000     $340,000   $450,000         $  966               --      $142,930(3)
  Chairman, President and Chief        1999       24,628         --             --          600,000         5,025(4)
  Executive Officer                    1998           --         --             --               --            --

Edward J. Arcuri, Ph.D.............    2000      247,856    112,500            773          125,000            --
  Senior Vice President, Operations    1999      111,916     10,000             --               --            --
                                       1998           --         --             --               --

Harry B. Greenberg, M.D............    2000       56,817         --         26,676          225,000        75,000(5)
  Senior Vice President, Research      1999           --         --             --               --            --
  and Development, and Chief           1998           --         --             --               --            --
  Scientific Officer

Fred Kurland.......................    2000      252,350    100,960           1,23           75,000
  Senior Vice President and Chief      1999      245,000     20,000          1,032           30,000
  Financial Officer                    1998      223,955     25,000            283          100,000

Carol A. Olson.....................    2000      257,500    115,875            521           75,000
  Senior Vice President, Commercial    1999      250,000     20,000            354           60,000
  Development                          1998      143,013     40,000             93          166,617

------------------------

(1) Represents amounts paid in subsequent year relating to performance during the stated year.

(2) Represents amounts paid for group term life insurance.

(3) Represents payments for Mr. Clarke's expenses in relocating to California. In addition, Mr. Clarke received an interest-free secured loan of $500,000 for purchase of a home in California.

(4) Represents payment of a housing allowance in the amount of $5,025.

(5) Represents a bonus paid to Dr. Greenberg at the time of commencement of his employment.

                       STOCK OPTION GRANTS AND EXERCISES

    The following tables show for the fiscal year ended December 31, 2000, information regarding options granted to, and held at year end by the executive officers listed in the "Summary Compensation Table" above.

OPTION GRANTS IN 2000

    The exercise price of each option was equal to the fair value of our common stock as valued by the board of directors on the date of grant. The exercise price may be paid in cash, in shares of our common stock valued at fair value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares.

    The potential realizable value is calculated based on the 10 year term of the option at the time of grant. Stock price appreciation of 5 percent and
10 percent is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent our prediction of our stock price performance. The potential realizable values at 5 percent and 10 percent appreciation are calculated by:

    - multiplying the number of shares of common stock subject to a given option by the exercise price per share;

    - assuming that the aggregate stock value derived from that calculation compounds at the annual 5 percent or 10 percent rate shown in the table until the expiration of the options; and

    - subtracting from that result the aggregate option exercise price.

The shares listed in the following table under "Number of Securities Underlying Options Granted" are subject to vesting. Some of the stock options listed in the table (other than the option held by Dr. Greenberg) vest and become exercisable ratably over 50 months and some, granted in 2000, vest upon achievement of milestones relating to performance goals for FluMist, our investigational intranasal influenza vaccine. A portion of the options vested and became exercisable upon the acceptance for review by the FDA of our BLA submission for FluMist on December 28, 2000. Another portion of the options will vest and become exercisable at the earlier of the approval of FluMist for marketing in the United States, or five years from the date of grant. Other options will become exercisable when FluMist is approved for marketing in the United States, but only if this event occurs in 2001; otherwise these options will be canceled. The option for 225,000 shares held by Dr. Greenberg will vest and become exercisable with respect to 42,000 shares on September 8, 2001, 3,500 shares each month for 38 months thereafter, and 50,000 shares upon the first to occur of (1) the date on which FluMist is approved for marketing in the United States and (2) September 8, 2005.

    Each of the options has a 10 year term, subject to earlier termination if the optionee's service with us ceases. Upon termination of employment following a change of control, the options may vest and become immediately exercisable. Mr. Clarke's options were granted outside our 1996 Equity Incentive Plan. See the section below entitled "Employment Agreements and Change in Control Arrangements" for a description of our agreements with Mr. Clarke and Dr. Greenberg concerning stock options that have been granted to them.

    Percentages shown under "Percent of Total Options Granted in 2000" are based on 2,974,654 options granted to our employees during 2000.

                                                   INDIVIDUAL GRANTS
                                  ----------------------------------------------------   POTENTIAL REALIZABLE VALUE
                                  NUMBER OF                                               ASSUMED ANNUAL RATES OF
                                  SECURITIES                                              STOCK PRICE APPRECIATION
                                  UNDERLYING     PERCENT OF                                   FOR OPTION TERM
                                   OPTIONS      TOTAL OPTIONS    EXERCISE   EXPIRATION   --------------------------
NAME                               GRANTED     GRANTED IN 2000    PRICE        DATE          5%            10%
----                              ----------   ---------------   --------   ----------   -----------   ------------
C. Boyd Clarke..................         0              0             --           --            --             --
Edward J. Arcuri, Ph.D..........    45,000     1.51% 2.69%       $24.000     02/09/10    $  752,502    $ 1,837,957
                                    80,000                        24.250     04/26/10     1,146,747      2,975,136
Harry B. Greenberg, M.D.........   225,000          7.56%         41.875     09/08/10     6,566,708     16,037,304
Fred Kurland....................    75,000          2.52%         24.000     02/09/10     1,254,170      3,063,262
Carol A. Olson..................    75,000          2.52%         24.000     02/09/10     1,254,170      3,063,262

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

    The following table contains the aggregate number of shares of common stock underlying options stock options exercised in the 2000 fiscal year and the number of shares underlying stock options held by each named executive officer as of December 31, 2000. Amounts shown under the column "Value Realized" represent the difference between the market price of the common stock on the exercise date and the option exercise price multiplied by the number of shares acquired upon exercise. Amounts shown under the column "Value of Unexercised In-the-Money Options at December 31, 2000" are based on the closing price of our common stock ($66.8125) on December 29, 2000, as reported on the Nasdaq Stock Market, without taking into account any taxes that may be payable in connection with the transaction, multiplied by the number of shares underlying the option, less the exercise price payable for these shares.

                                                              UNDERLYING UNEXERCISED        VALUE OF UNEXERCISABLE
                                                                    OPTIONS AT              IN-THE-MONEY OPTIONS AT
                                                                 DECEMBER 31, 2000             DECEMBER 31, 2000
                                                  VALUE     ---------------------------   ---------------------------
NAME                              EXERCISE (#)   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                              ------------   --------   -----------   -------------   -----------   -------------
C. Boyd Clarke..................      5,965      $276,657     114,034        480,001      $5,708,542     $24,028,849
Edward J. Arcuri, Ph.D..........         --            --      45,600        154,400       1,938,968       6,570,216
Harry B. Greenberg, M.D.........         --            --         720        225,000          47,322       5,610,375
Fred Kurland....................         --            --     103,900        101,100       4,393,733       4,303,565
Carol A. Olson..................     10,857       436,204     157,940        143,600       6,673,254       6,172,496

            EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

    In December 1999, we entered into an Executive Severance Benefits Agreement with Mr. Clarke, our President and Chief Executive Officer, providing that, in the event Mr. Clarke is terminated without cause, he will receive one year's salary, bonus, health coverage and continued vesting of his stock options for up to one year. In the event Mr. Clarke is terminated within two years following a change in control of Aviron, he will receive two years' salary, bonus, health coverage, full vesting and immediate exercisability of his stock options and other severance payments.

    In December 1999, we entered into a Non-Officer Chairman Employment Agreement with Dr. Read. The terms of this agreement provided for compensation to be paid to Dr. Read in exchange for his continuing services to us as Chairman of our board of directors. This compensation included an annual salary of $300,000, provided that Dr. Read devoted at least 20 hours a week to his position as Chairman. Dr. Read also was eligible for the standard benefits package we offer to our employees and the agreement provided for acceleration of the vesting of all his stock options upon a change in control of Aviron. The term of the agreement was December 6, 1999 through December 31, 2000.

    In April 2000, our board of directors adopted management continuity agreements for our executive officers and members of senior management, other than Mr. Clarke. These agreements are intended to provide our executive officers and members of senior management with financial security and sufficient income and encouragement to remain with Aviron through a change of control of the company. If within 18 months of a change of control, the individual's employment is terminated, actually or constructively, the agreements will provide: (a) for a lump sum salary payment equal to the sum of (1) the individual's base annual salary rate in effect immediately preceding the date of the change of control, and (2) the individual's target bonus for the fiscal year in which the change of control occurs, (b) that all outstanding stock options for the individual will vest and become immediately exercisable, and (c) that the individual will be entitled (but not obligated) to continue health care coverage for one year and at the individual's own expense for an additional six months. If pursuant to a change of control, the acquiring company does not assume or substitute the individual's outstanding stock options, then the vesting and exercisability of such stock options will accelerate.

    In October 2000, we entered into an Executive Severance Benefits Agreement with Dr. Greenberg, our Senior Vice President, Research and Development, and Chief Scientific Officer, providing that, in the event Dr. Greenberg is terminated without cause, he will receive six months' salary, bonus, health coverage and continued vesting of his stock options for up to six months. In the event Dr. Greenberg is terminated within eighteen months following a change in control of Aviron, he will receive one year's salary, bonus, health coverage and full vesting and immediate exercisability of his stock options.

    "Change of Control" under the management continuity agreements and the agreements with Dr. Greenberg and Mr. Clarke means:

    - a dissolution or liquidation of Aviron;

    - a sale, lease or other disposition of all or substantially all of our assets;

    - a merger or consolidation in which beneficial ownership of the surviving entity or its parent ceases to be represented by securities of Aviron representing at least sixty percent (60%) of the total voting power of Aviron immediately prior to such transaction;

    - an acquisition by any entity (other than specified affiliated entities) of beneficial ownership, directly or indirectly, of securities of the company representing at least forty percent (40%) of the combined voting power of the company's then outstanding securities; or

    - incumbent directors (including directors whose election or nomination was approved by at least 40% of the incumbent directors) cease to constitute at least 40% of the members of our board of directors.

            REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

    The board of directors maintains an audit committee comprised of three of the company's outside directors. The board and the audit committee believe that the audit committee's current member composition satisfies the rule of the National Association of Securities Dealers, Inc., or NASD, that governs audit committee composition, including the requirement that audit committee members all be "independent directors" as that term is defined by NASD Rule 4200
(a)(14).

    The audit committee oversees the company's financial reporting process on behalf of the board of directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the audit committee reviewed the audited consolidated financial statements in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. The board has adopted a written Charter of the Audit Committee, a copy of which is attached as Appendix A to our Definitive Proxy Statement relating to our Annual Meeting held on June 14, 2001.

    The audit committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited consolidated financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the company's accounting principles and such standards, including Statement on Auditing Standards No. 61. In addition, the audit committee has discussed with the independent auditors the auditors' independence from management and the company including the matters in the written disclosures from the independent auditors required by the Independence Standards Board, Standard No. 1 and considered the compatibility of non-audit services with the auditors' independence.

    The audit committee discussed with the company's independent auditors the overall scope and plans for their audit. The audit committee meets with the independent auditors, with and without management present, to discuss the results of their examination, their evaluation of the company's internal controls, and the overall quality of the company's financial reporting. The audit committee met four times during 2000.

    In reliance on the reviews and discussions referred to above, the audit committee recommended to the board of birectors (and the board of directors has approved) that the audited consolidated financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 for filing with the Securities and Exchange Commission.

Paul H. Klingenstein, Audit Committee Member
Dennis M. Fenton, Ph.D., Audit Committee Member
Alan C. Mendelson, Audit Committee Member

                  REPORT OF THE COMPENSATION COMMITTEE OF THE
                  BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE REPORT

    The Aviron board of directors maintains a compensation committee composed of three non-employee directors. The compensation committee is responsible for establishing our compensation programs for all employees, including executives. For executive officers, the compensation committee evaluates performance and determines compensation policies and levels.

COMPENSATION PHILOSOPHY

    The goals of the compensation program are to align compensation with business objectives and performance and to enable us to attract, retain and reward executive officers and other key employees who contribute to our long-term success and to motivate them to enhance long-term stockholder value. Key elements of this philosophy are:

    - We pay competitively with other biotechnology companies with which we compete for talent. To ensure that pay is competitive, we compare our pay practices with these companies and set our pay parameters based on this review.

    - We provide significant equity-based incentives for executives and other key employees to ensure that they are motivated over the long term to respond to our business challenges and opportunities as owners and not just as employees.

    SALARY. The compensation committee annually reviews each executive officer's salary. When reviewing salaries, the compensation committee considers individual and corporate performance, levels of responsibility, prior experience, breadth of knowledge and competitive pay practices.

    CASH BONUS. We established a bonus plan in January 1998 and the compensation committee annually reviews each executive officer's bonus, our aggregate bonus pool and the bonus allocations by employee position. Payment of cash bonuses is tied to the accomplishment of specific corporate milestones set at the beginning of the year and to each individual officer's year-end performance review.

    EQUITY INCENTIVES. Our equity incentive program consists of the 1996 Equity Incentive Plan, the 1999 Non-Officer Equity Incentive Plan and the 1996 Employee Stock Purchase Plan. The option program utilizes vesting periods (generally four years) to encourage key employees to continue in our employ. In 2000, we granted options which vest based on specific performance-based milestones. Through option grants, executives receive significant equity incentives to build long-term stockholder value. Grants are made at 100 percent of fair market value on the date of grant. Executives receive value from these grants only if our common stock appreciates over the long term. The size of option grants is determined based on competitive practices in the biotechnology industry and our philosophy of significantly linking executive compensation with stockholder interests. The compensation committee believes this approach creates an appropriate focus on longer term objectives and promotes executive retention. The board of directors granted options to purchase an aggregate of 500,000 shares of our common stock to the executive officers listed in the "Summary Compensation Table" during 2000.

    We established the Employee Stock Purchase Plan both to encourage employees to continue in our employ and to motivate employees through ownership interest in Aviron. Under the Purchase Plan, employees, including officers, may have up to 15 percent of their earnings withheld for purchases of common stock on certain dates specified by the board of directors. The price of common stock purchased will be equal to 85 percent of the lower of the fair market value of the common stock on the relevant purchase date or commencement date of the relevant offering period. There were two offerings during fiscal 2000.

CHIEF EXECUTIVE OFFICER COMPENSATION

    Mr. Clarke's salary during 2000 as President and Chief Executive Officer was $340,000. Following the compensation committee's review of Aviron's performance against corporate milestones for 2000 and Mr. Clarke's performance during 2000, the compensation committee awarded Mr. Clarke a 2000 merit bonus of $350,000 and an additional bonus in the amount of $100,000, and increased his salary for 2001 to $450,000. In determining Mr. Clarke's 2001 salary, the compensation committee took into account (1) the performance of Mr. Clarke and the company during 2000,
(2) the scope of Mr. Clarke's responsibilities, and (3) the board of director's confidence in Mr. Clarke to lead the company toward its corporate milestones for 2001.

FEDERAL TAX CONSIDERATIONS

    Section 162(m) of the Internal Revenue Code limits us to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain executive officers in a taxable year. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of the Code.

    The statute containing this law and the applicable Treasury regulations offer a number of transitional exceptions to this deduction limit for pre-existing compensation plans, arrangements and binding contracts. As a result, the compensation committee believes that at the present time it is quite unlikely that the compensation paid to any executive officer in a taxable year that is subject to the deduction limit will exceed $1 million. Therefore, the compensation committee has not yet established a policy for determining which forms of incentive compensation awarded to our executive officers shall be designed to qualify as "performance-based compensation." The compensation committee intends to continue to evaluate the effects of the statute and any applicable Treasury regulations and to comply with Code Section 162(m) in the future to the extent consistent with the best interests of Aviron.

    The stock options granted to our executive officers under the 1996 Equity Incentive Plan are intended to satisfy the requirements for "performance-based compensation" under the Code and applicable Treasury regulations. As a result, the compensation committee believes that at the present time it is quite unlikely that the aggregate compensation paid to any executive officer in a taxable year will exceed the $1 million deduction limitation. The compensation committee intends to continue to evaluate our compensation program in light of the statute and any applicable Treasury regulations and to comply with the Code
Section 162(m) in the future consistent with the best interests of Aviron.

CONCLUSION

    Through the plans described above, a significant portion of our compensation program and Mr. Clarke's compensation are contingent on our performance, and realization of benefits is closely linked to increases in long-term stockholder value. We remain committed to this philosophy of pay for performance, recognizing that the competitive market for talented executives and the volatility of our business may result in highly variable compensation for a particular time period.

Wayne T. Hockmeyer, Ph.D., Compensation Committee Member
Dennis M. Fenton, Compensation Committee Member
R. Gordon Douglas, M.D., Compensation Committee Member

                       PERFORMANCE MEASUREMENT COMPARISON

    The following graph shows the total stockholder return of an investment of $100 in cash on November 5, 1996 for:

    - our common stock;

    - the Nasdaq Stock Market-U.S. Index; and

    - the Nasdaq Pharmaceutical Index.

    All values assume reinvestment of the full amount of all dividends and are calculated as of December 31 of each year.

                COMPARISON OF 50 MONTH CUMULATIVE TOTAL RETURN*
               AMONG AVIRON, THE NASDAQ STOCK MARKET (U.S.) INDEX
                      AND THE NASDAQ PHARMACEUTICAL INDEX

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

DOLLARS

                            11/5/96  12/96   12/97   12/98   12/99   12/00
AVIRON                       100.00   93.75  339.06  323.44  197.66  835.16
NASDAQ STOCK MARKET (U.S.)   100.00  106.11  129.96  183.27  340.61  204.98
NASDAQ PHARMACEUTICAL        100.00  101.49  104.88  133.51  250.94  312.13

    * $100 INVESTED ON 11/5/96 IN STOCK OR INDEX --
      INCLUDING REINVESTMENT OF DIVIDENDS.
      FISCAL YEAR ENDING DECEMBER 31.

    This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    We have entered into indemnity agreements with our executive officers and directors and members of senior management which provide, among other things, that we will indemnify these persons, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of Aviron, and otherwise to the full extent permitted under Delaware law and our Bylaws.

    On January 13, 2000, we entered into a loan agreement with Mr. Clarke for an interest-free loan of $500,000 to assist him in purchasing a home in California. The loan is repayable over five years and as of April 18, 2001, the amount outstanding is $500,000.

    On October 12, 2000, we sold 450,000 shares of our common stock in a private transaction to Biotech Invest, S.A., an entity that holds of record or beneficially more than 5% of our common stock, at a price of $48.00 per share for proceeds of $21.6 million. On April 9, 2001, we filed a registration statement registering the offer and resale of those shares by Biotech Invest, S.A.

    Alan Mendelson, a member of our board of directors, is a senior partner of the law firm Latham & Watkins, which firm has provided us with general legal representation since November 2000.

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                                                                     SCHEDULE II

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                                                             1585 Broadway
[MORGAN STANLEY LOGO]                                        New York, NY 10036
                                                             Tel 212 761 4000
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                                                                December 2, 2001

The Board of Directors
Aviron
297 North Bernardo Avenue
Mountain View, CA 94043

Members of the Board:

We understand that Aviron (the "Company"), MedImmune, Inc. (the "Buyer") and Apple Merger Corp., a wholly owned subsidiary of the Buyer ("Acquisition Sub") propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated December 2, 2001 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Acquisition Sub of an offer to exchange (the "Exchange Offer") 1.075 (the "Exchange Ratio") shares of common stock, par value $0.01 per share, of the Buyer ("Buyer Common Stock"), together with the associated rights to purchase Series B Junior Preferred Stock, par value $0.01 per share, of the Buyer (collectively, the "Buyer Shares") for each outstanding share of common stock, par value $0.001 per share (the "Common Stock") of the Company and (ii) the subsequent merger (the "Merger") of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer and each outstanding share of Common Stock, other than shares held in treasury or held by the Buyer or any affiliate of the Buyer or as to which dissenters' rights have been perfected, will be converted into the right to receive the Exchange Ratio. The terms and conditions of the Exchange Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of Common Stock of the Company.

For purposes of the opinion set forth herein, we have:

    (i) reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

    (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company;

   (iii) analyzed certain financial forecasts prepared by the management of the Company;

    (iv) discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

    (v) discussed the past and current operations and financial condition and the prospects of the Buyer with senior executives of the Buyer;

    (vi) reviewed and considered in the analysis, information prepared by members of the senior management of the Company relating to the relative contributions of the Company and the Buyer to the combined company;

   (vii) reviewed the reported prices and trading activity for the Company Common Stock and the Buyer Common Stock;

  (viii) compared the financial performance of the Company and the Buyer and the prices and trading activity of the Company Common Stock and the Buyer Common Stock with that of
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         certain other publicly-traded companies comparable with the Company and the Buyer, respectively, and their securities;

    (ix) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

    (x) reviewed the pro forma impact of the Merger on the Buyer's projected growth rate and earnings per share;

    (xi) participated in discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

   (xii) reviewed the Merger Agreement and certain related documents; and

  (xiii) considered such other factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by the Company and the Buyer for the purposes of this opinion. With respect to the financial forecasts, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and the Buyer. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. We have relied upon, without independent verification, the assessment by the management of the Company that the Company's products will receive all the necessary regulatory approvals for their production and sale. We have further assumed that in connection with the Exchange Offer and Merger, there shall have been no formal communications from the FDA or other regulatory entities which would be reasonably likely to delay FDA approval of frozen FM (as defined in the Merger Agreement) beyond September 1, 2003. In addition, we have assumed that the Exchange Offer and Merger will be treated as a tax-free reorganization and/or exchange pursuant to the Internal Revenue Code of 1986. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction, involving the Company or any of its assets, nor did we negotiate with any parties, other than the Buyer.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, including a transaction fee that is contingent upon the consummation of the Merger. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for the Company and the Buyer and have received fees for the rendering of these services.

It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company in respect of the transaction with the Securities and Exchange Commission. In addition, this opinion does not in any manner address the prices at which the Buyer's Common Stock will trade following the consummation of the Exchange Offer and Merger. In addition, Morgan Stanley expresses no opinion or recommendation as to whether shareholders of the Company should exchange their shares of Common Stock into the Exchange Offer. In addition, to the extent that a vote is required by applicable law, Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Company should vote at any shareholder's meeting held in connection with the Merger.
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Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the holders of shares of Common Stock of the Company.

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                                                       Very truly yours,

                                                       MORGAN STANLEY & CO. INCORPORATED

                                                       By:  /s/ SUSAN S. HUANG
                                                            -----------------------------------------
                                                            Susan S. Huang
                                                            Managing Director
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